SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Parker Drilling Company
(Name of Issuer)

Common Stock, par value $0.16 2/3 per share
(Title of Class of Securities)

701081101
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701081101	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,761,890 shares of Common Stock issuable upon conversion of 310,000 shares of 7.25% Mandatory Convertible Preferred Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,761,890 shares of Common Stock issuable upon conversion of 310,000 shares of 7.25% Mandatory Convertible Preferred Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,761,890 shares of Common Stock issuable upon conversion of 310,000 shares of 7.25% Mandatory Convertible Preferred Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.61%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 701081101	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd. (formerly known as Highbridge International LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,790,465 shares of Common Stock issuable upon conversion of 226,600 shares of 7.25% Mandatory Convertible Preferred Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,790,465 shares of Common Stock issuable upon conversion of 226,600 shares of 7.25% Mandatory Convertible Preferred Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,790,465 shares of Common Stock issuable upon conversion of 226,600 shares of 7.25% Mandatory Convertible Preferred Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.21%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 701081101	13G/A	Page 4 of 6 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on March 6, 2017 (the "Original Schedule 13G"), with respect to the shares of Common Stock, par value $0.16 2/3 per share (the "Common Stock"), of Parker Drilling Company, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Original Schedule 13G. This Amendment No. 1 amends and restates Items 2(a), 2(b), 2(c) and 4 in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i) Highbridge Capital Management, LLC
40 West 57th Street, 32nd Floor
New York, New York 10019
Citizenship: State of Delaware

(ii) 1992 MSF International Ltd.
c/o Highbridge Capital Management, LLC
40 West 57th Street, 32nd Floor
New York, New York 10019
Citizenship: Cayman Islands

On July 10, 2017, Highbridge International LLC changed its name to "1992 MSF International Ltd." The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of the date hereof, (i) 1992 MSF International Ltd. may be deemed to beneficially own 10,790,465 shares of Common Stock issuable upon conversion of 226,600 shares of 7.25% Mandatory Convertible Preferred Stock (the "Preferred Stock") and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P. (formerly known as Highbridge Tactical Credit & Convertibles Master Fund, L.P.) (collectively, the "Highbridge Funds") may be deemed to be the beneficial owner of the 14,761,890 shares of Common Stock issuable upon conversion of 310,000 shares of the Preferred Stock held by the Highbridge Funds.

CUSIP No. 701081101	13G/A	Page 5 of 6 Pages

(b)	Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 138,896,697 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on November 2, 2017 and assumes the conversion of the shares of Preferred Stock held by the Highbridge Funds. Therefore, as of the date hereof, based on the Company's outstanding shares of Common Stock and assuming the conversion of the Preferred Stock held by the Highbridge Funds, (i) 1992 MSF International Ltd. may be deemed to beneficially own 7.21% of the outstanding shares of Common Stock of the Company and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.61% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock issuable upon the conversion of the Preferred Stock held by the Highbridge Funds.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

See Item 4(a)

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct
the disposition of

See Item 4(a)

CUSIP No. 701081101	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital
Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director